

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2022

Chongyi Yang
Chief Executive Officer
CHINA CHANGJIANG MINING & NEW ENERGY COMPANY, LTD.
Room 1907, No. 1038 West Nanjing Road
Westagate Mall
Jing'An District, Shanghai, China 200041

> **Re: CHINA CHANGJIANG MINING & NEW ENERGY COMPANY, LTD.**
> **Amendment No. 4 to Registration Statement on Form 10**
> **Filed December 20, 2021**
> **File No. 000-05474**

Dear Mr. Yang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form 10 filed December 20, 2021

Our Auditor is U.S. Based . . ., , page 8

1. We note your revisions in response to prior comment 1. Please revise to address the final amendments to the HFCAA that were adopted by the Commission on December 2, 2021. Please also disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Geoff Kruczek at (202) 551-3641 or Anne Parker, Office Chief, at (202) 551-3611 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Rhonda Keaveney